Mail Stop 4561

August 6, 2007

Mr. David Assia
Chairman of the Board and
Acting Chief Executive Officer
Magic Software Enterprises Ltd.
5 Haplada Street
Or-Yehuda 60218, Israel

      Re: **Magic Software Enterprises Ltd.**
              Form 20-F for the Fiscal Year Ended December 31, 2006
              File No. 000-19415

Dear Mr. Assia:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1. The audit report of your principal auditor makes reference to and place reliance on the work of other auditors with respect to the audit of certain subsidiaries. However, it does not appear you have included the audit reports of the other auditors in your Form 20-F. Note that Rule 2-05 of Regulation S-X requires you to file the separate report(s) of the other auditor(s). This requirement applies to annual reports on Form 20-F. Please revise your Form 20-F to provide the audit reports of the other auditors or identify where the audit reports have been included.

2.   We note that certain of the other auditors used in the audit of your Form 20-F are not registered with the Public Company Accounting Oversight Board ("PCAOB"). Please clarify how you determined that these auditors did not play a substantial role in the preparation of your audit report; we refer you to PCAOB Rule 2100. Please note that the term substantial has been defined in PCAOB Rule 1001 (p)(ii). Please tell us the total amount of revenues and assets that have been audited by each firm that is not registered with the PCAOB.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. David Assia
Magic Software Enterprises Ltd.
August 6, 2007
page 3

        You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at
(202) 551-3488 if you have any questions regarding our comments on the financial statements
and related matters.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief